UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to

Commission File Number 1-14036

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DST SYSTEMS, INC.

333 West 11th Street

Kansas City, Missouri 64105

DST Systems, Inc. 401(k) Profit Sharing Plan

Exhibit Index

Signature

*                    Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and the Advisory Committee of the
DST Systems, Inc. 401(k) Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DST Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri

June 26, 2007

DST Systems, Inc. 401(k) Profit Sharing Plan
Statement of Net Assets Available for Benefits

	December 31,
	2006	2005

ASSETS
Cash and cash equivalents	$125	$7
Investments:
Mutual funds	282,641,985	237,228,206
DST common stock	22,122,795	23,406,118
Investment in master trust	354,507,235	340,707,934
Collateral held on loaned securities	22,739,329	21,222,600
Loans to participants	7,938,488	7,528,946
Total investments	689,949,832	630,093,804

Receivables:
Employer	19,818,697	18,542,367
Participants	882,182	908,059
Investment income and other	184,931	183,469
Total receivables	20,885,810	19,633,895
Total assets	710,835,767	649,727,706

LIABILITIES
Due to broker for securities purchased	1,151,498	1,353,122
Payable for collateral on loaned securities	22,739,329	21,222,600
Total liabilities	23,890,827	22,575,722

Net assets available for benefits	$686,944,940	$627,151,984

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2006	2005

Additions:
Investment income:
Dividends, interest and other income	$5,305,629	$4,051,862
Net appreciation in fair value of investments	30,546,196	18,405,656
Net appreciation in fair value of investment in master trust	27,363,815	34,841,466
	63,215,640	57,298,984
Contributions:
Employer	29,955,138	31,418,775
Participants	28,125,714	35,392,314
	58,080,852	66,811,089
Total additions	121,296,492	124,110,073

Deductions:
Distributions:
Benefits to participants	(60,995,253)	(119,132,651)
Administrative expenses	(508,283)	(294,314)

	(61,503,536)	(119,426,965)

Net change in net assets available for benefits	59,792,956	4,683,108

Beginning of year	627,151,984	622,468,876
End of year	$686,944,940	$627,151,984

The accompanying notes are an integral part of these financial statements.

DST Systems, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements

1.  Description of the Plan

The DST Systems, Inc. 401(k) Profit Sharing Plan (the “Plan”) is a contributory, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

Sponsor

The Plan Sponsor is DST Systems, Inc. (“DST”, the “Employer” or the “Sponsor”).  Certain of its subsidiaries and affiliates participate in the Plan.

Trustee and Investment Manager

The trustee of the Plan is Marshall & Ilsley Trust Company N.A. (the “Trustee”).  The Trustee holds and administers all assets of the Plan in accordance with the provisions of the Plan agreement.  One of the Plan’s investments (the Marshall Money Market Fund) is a mutual fund that is managed by an affiliate of the Trustee.   Transactions related to this investment, therefore, qualify as party-in-interest transactions.

The investment manager of the DST Systems, Inc. Master Trust (“Master Trust”) is Ruane, Cunniff, Goldfarb & Co., Inc. (the “Investment Manager”).  For the years ended December 31, 2006 and 2005, the Sponsor incurred management fees and expenses to the Investment Manager of $4,573,214 and $4,197,554 respectively.

Administration of the Plan

An advisory committee (the “Advisory Committee”), which consists of members who are selected by the Board of Directors of DST, has full power, authority and responsibility to control and manage the operations and administration of the Plan.  All expenses of operating the Plan may be paid out of Plan assets, except to the extent the Sponsor decides to pay these expenses.  Income from securities lending and other activities of the Plan and Master Trust are used to offset administrative expenses of the Plan.  For the years ended December 31, 2006 and December 31, 2005, securities lending and other income was sufficient to offset substantially all administrative expenses of the Plan with the remainder being paid by the Sponsor on behalf of the Plan.

Eligibility

All employees of the Sponsor and participating subsidiaries and affiliates are eligible to participate in the Plan other than members of a collective bargaining unit, leased employees, nonresident aliens, and persons performing services for the Sponsor through an agreement with a third-party.  The Plan entry date is the first day of the calendar month following the date an employee, other than seasonal or temporary employee, completes one hour of service.  Seasonal and temporary employees must complete one year of service, as defined in the Plan document, prior to entering the Plan.

Contributions

Participant contributions are made through participant salary withholdings and rollovers from other eligible retirement plans. Participants can contribute from 1% to 25% of their annual gross salary to the Plan, subject to Internal Revenue Service limitations (“highly compensated employees” may be subject to a lower limitation).  Beginning in 2002, participants aged 50 or older may make additional contributions or “catch-up” contributions (subject to Internal Revenue Service limitation) once they have satisfied the annual contribution maximum as set by law or other applicable limitation.

Sponsor contributions consist of a dollar-for-dollar match of the first 3% of participant contributions.  During the years ended December 31, 2006 and 2005, Sponsor matching contributions were $10,510,441 and $13,269,749, respectively.

In addition, the Sponsor may make discretionary profit sharing contributions.  Generally, an employee must complete 1,000 hours of service during the Plan year and be employed on December 31 of the Plan year to be eligible to receive an allocation of discretionary profit sharing contributions for that year.  During the years ended December 31, 2006 and 2005, Sponsor profit sharing discretionary contributions were $19,444,697 and $18,149,026, respectively.

Participant accounts

Each participant’s account is credited with the participant’s contributions, matching contributions, profit sharing contributions, rollover contributions, forfeitures of terminated participants’ non-vested accounts and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based on account balances.  Discretionary contributions and forfeitures are allocated to participant accounts based on the proportion which the participant’s eligible compensation bears to the aggregate eligible compensation of all participants for the year.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are always 100% vested in their own contributions, rollover contributions and catch-up contributions (as adjusted to reflect investment earnings and losses).

Generally, participants will become vested in Sponsor matching contributions and Sponsor profit sharing contributions (as adjusted to reflect investment earnings and losses) in accordance with the following schedule:

Years of Service	Percentage Vested
less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 or more	100%

Investment options

Participants may direct their salary reduction contributions, catch-up contributions, matching contributions and rollover contributions into a variety of mutual fund investment options as made available by the Advisory Committee or into the DST Company Stock Fund, a unitized fund consisting primarily of DST common stock.  The investment options contain different degrees of risks.  Participants should refer to the respective fund prospectus for a more complete description of the investment objectives of each fund.  The Advisory Committee reserves the right to change the available investment options from time to time.

Participants may change their investment options daily.

All profit sharing contributions are invested by the Trustee as advised by the Investment Manager.

Forfeitures

Forfeitures of unvested accounts are generally first used for the restoration of reemployed participants’ forfeited amounts and then added to the profit sharing contribution and allocated accordingly.  For the years ended December 31, 2006 and 2005, forfeitures of unvested accounts totaled $1,489,056 and $1,814,112, respectively.

Distribution of benefits

Benefit distributions generally will be made in the event of retirement, death, disability, resignation or dismissal.  A participant’s normal retirement age is 59 ½.

Unless the terminated participant otherwise elects, balances not exceeding $1,000 will be automatically distributed to the participant as a lump sum and balances ranging in value from $1,001 to $5,000 will be automatically distributed as an IRA rollover with Marshall & Ilsley Bank as soon as administratively practicable.  Balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) will be distributed upon participant election as soon as administratively practicable but no later than April 1 of the Plan year following the Plan year in which age 70 ½ is attained.  Such distributions may be elected as a lump sum or paid in monthly, quarterly or annual installments.  Distributions shall be made in cash or, at the option of the Participant, in cash plus the number of whole shares of DST Common Stock allocated to the Participant’s account.  Participants under the age of 62 with balances exceeding $5,000 (excluding rollover contributions and related earnings or losses) must consent to any distribution.

Upon death, all sums credited to the participant’s account will be paid to the beneficiary or beneficiaries designated by the participant.

Distributions may also be made in the event of financial hardship of the participant.  Certain restrictions apply.

During 2005, DST sold its wholly-owned subsidiaries, DST Innovis, Inc., DST Interactive, Inc., and Equiserve, Inc. (comprising approximately 2,200 employees).  Benefits to participants were higher in 2005 as a result of the sale of these businesses and the termination of these employees.

Participant loans

Participants may borrow the lesser of $50,000 or 50% of their vested participant-directed accounts (subject to certain Plan and Internal Revenue Service limitations).  Generally, loans must be repaid within five years.  Loans bear a fixed rate of interest, which is set at loan origination using the Prime rate as published in the Wall Street Journal plus 1%.  At December 31, 2006 and 2005, interest rates on participant loans ranged from 5.0% to 10.5%.

Plan termination

The Sponsor believes the Plan will continue without interruption; however, it reserves the right to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in any unvested balances from Sponsor contributions and their respective account balances will be distributed in accordance with the Plan document.

2.   Significant Accounting Policies

Basis of accounting

The accompanying financial statements are presented on the accrual basis of accounting, except for benefits to participants which are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Cash and cash equivalents

Short-term liquid investments with a maturity of three months or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Investment valuation and security transactions

Investments are recorded at fair value as determined by quoted prices in active markets.  Investments in mutual funds and the DST Company Stock Fund are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.  Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is accrued on the ex-dividend date.  The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments which consists of realized gains or losses and net unrealized appreciation or depreciation on those investments. The investments of the Master Trust are recorded at fair value as determined by quoted prices in active markets.  Mutual funds held in the Master Trust are valued at net asset value representing the value at which shares of the fund may be purchased or redeemed.  Common and preferred stocks held in the Master Trust are stated at fair value as determined by quoted prices on the last business day of the Plan year.  Investment income of the Master Trust is allocated daily to participating plans based upon the fair value of participating plan interests in the Master Trust at the end of each day.  Net assets of the Master Trust are allocated to participating plans based upon the value of the participating plan interests in the Master Trust at the beginning of the quarter plus actual contributions to the Master Trust and allocated investment income less actual distributions from the Master Trust.  Loans to participants are valued at the current amount due from participants, which approximates fair value.

New accounting standards

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years, with early adoption permitted. The Plan has not yet determined the effect, if any, that the implementation of FAS 157 will have on its financial statements.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in

 Current Year Financial Statements (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. SAB 108 is effective for the Plan’s fiscal year ended December 31, 2006. The adoption of SAB 108 did not have a material effect on the Plan’s financial statements.

3.   Plan Investments

The following investments represent 5% or more of net assets available for benefits at year-end:

	December 31,
	2006	2005
Investment in master trust	$354,507,235	$340,707,934

During the years ended December 31, 2006 and 2005, the Plan’s participant-directed investments and non-participant directed investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	Year Ended December 31,
	2006	2005
Mutual funds	$29,562,979	$15,998,860
DST common stock	983,217	2,406,796
Investment in master trust	27,363,815	34,841,466
	$57,910,011	$53,247,122

4.   Securities Lending Transactions

The Plan engages in securities lending activities related to DST common stock.  The Trustee serves as the lending agent for the Plan and loans these securities to approved brokers (the “Borrower”).  The terms of the lending agreements require that loans are secured, initially by collateral (cash or U.S. government securities) having a market value equal to or greater than 102% of the market value of securities on loan.  The market value of the securities on loan and of the collateral received is monitored daily.  If at any time the value of the collateral falls below 100% of the market value of securities on loan, the borrower may be required to deliver additional collateral necessary to restore the 102% ratio.  If the value of the collateral increases above 102% of the market value of securities on loan, the collateral in excess of the 102% ratio may be returned to the borrower.  The Plan retains any income earned on the securities while on loan to the broker.  In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities. In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole. The collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as both an asset and a liability, and has no effect on the net assets available for benefits of the Plan. As of December 31, 2006 and 2005, the Plan had DST common stock on loan with a market value of $22,184,928 and $20,623,575, respectively.  Securities lending income for the Plan amounted to $19,876 and $6,016 for the years ended December 31, 2006 and 2005, respectively.  Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

To the extent that a loan of securities is secured by cash collateral, such collateral is invested in an investment collateral pool managed by the Trustee.  The investment collateral pool invests primarily in investment grade instruments including, but not limited to, money market type instruments.  At no time shall the weighted average maturity of the investment collateral pool investments exceed the weighted average term of the pool of loans by more than 1 day.  In addition, the overall maturity of the investment collateral pool cannot exceed 60 or 90 days, depending upon the pool in which the loan securities are included.  Any income earned on investments in the investment collateral pool in excess of agency fees to the Trustee and of a rebate to the borrowers is earned by the Plan and is recorded as investment income.

5.   Master Trust

The Master Trust was established for the investment of assets of the Plan and other DST sponsored plans. Each participating plan has an undivided interest in the Master Trust.  The investment in Master Trust is non-participant directed and is managed by the Investment Manager. At December 31, 2006 and 2005, the Plan’s percentage ownership in the Master Trust is 75.8% and 76.5%, respectively.  The following Master Trust disclosures represent 100% of the balances in the Master Trust.

The Master Trust’s net assets by general type at year-end are as follows:

	December 31,
	2006	2005
Assets
Mutual funds	$11,722,563	$5,925,860
Common stocks	415,990,361	403,883,934
Government securities	24,690,636	26,773,562
Preferred stocks	15,088,679	8,480,305
Collateral held on loaned securities	291,305,487	262,584,067
Other receivables	347,664	489,404
Total assets	759,145,390	708,137,132

Liabilities
Payable for collateral on loaned securities	291,305,487	262,584,067
Other liabilities	65,834	49,465
Total liabilities	291,371,321	262,633,532
Net assets	$467,774,069	$445,503,600

As more fully described in Note 4, the Plan engages in securities lending activities.  In addition to DST common stock, the Plan allows the Trustee to loan common stock held in the Master Trust to the Borrower.  The terms and conditions of the Plan’s securities lending arrangements described in Note 4 are identical to the securities lending arrangements for securities held in the Master Trust.  The collateral received pursuant to securities lending transactions is reflected as both an asset and a liability of the Master Trust, and has no effect on the net assets of the Master Trust.  As of December 31, 2006 and 2005, the Master Trust had common stocks on loan with a market value of $283,847,245 and $255,508,799, respectively.  Securities lending income for the Master Trust amounted to $297,439 and $268,141 for the years ended December 31, 2006 and 2005, respectively.  Securities lending income is classified as interest income.

The Master Trust’s total investment income by type is as follows:

	Year Ended December 31,
	2006	2005
Interest	$2,221,911	$1,290,733
Dividends	1,972,951	2,346,925
Net appreciation	31,963,049	41,654,998
	$36,157,911	$45,292,656

The Master Trust’s net appreciation (depreciation) of investments by type is as follows:

	Year Ended December 31,
	2006	2005

Common stocks	$25,353,833	$41,613,075
Preferred stocks	6,608,907	42,314
Government securities	309	(391)
	$31,963,049	$41,654,998

6.   Risks and uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

7.   Income tax status of the Plan

The Internal Revenue Service has determined and informed the Sponsor by a letter dated January 18, 2006, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”).  The Plan has been amended since receiving the determination.  The Advisory Committee believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.   Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements as compared to the Form 5500:

	December 31,
	2006	2005
Net assets available for benefits according to the financial statements	$686,944,940	$627,151,984
Amounts allocated to withdrawing participants	(64,855)	(44,451)
Net assets available for benefits according to the Form 5500	$686,880,085	$627,107,533

The following is a reconciliation of benefits to participants according to the financial statements as compared to the Form 5500:

December 31,
2006
Benefits to participants according to the financial statements	$60,995,253
Add:Amounts allocated to withdrawing participants at December 31, 2006	64,855
Less: Amounts allocated to withdrawing participants at December 31, 2005	(44,451)
Benefits to participants according to the Form 5500	$61,015,657

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet distributed as of that date.

Schedule I

DST Systems, Inc. 401(k) Profit Sharing Plan

EIN 43-1581814 / PIN 004

Schedule H, line 4i — Schedule of Assets (Held At End of Year)

December 31, 2006

(a)	(b) Identity	(c) Description	(d) Cost	(e) Current Value

	American Century Value	Mutual Fund	$(1)	$10,346,278
	American Century Growth	Mutual Fund	(1)	6,728,350
	American Century Select	Mutual Fund	(1)	3,501,644
	American Century Ultra	Mutual Fund	(1)	8,179,185
	American Century International	Mutual Fund	(1)	5,496,957
	Davis NY Venture	Mutual Fund	(1)	10,869,843
	Dodge & Cox Balanced	Mutual Fund	(1)	14,619,099
	Dodge & Cox International	Mutual Fund	(1)	14,756,546
*	DST Systems, Inc.	Common Stock	(1)	22,122,795
*	DST Systems, Inc. Master Trust	Master Trust	186,315,481	354,507,235
	Federated Prime Value Obligations	Mutual Fund	(1)	8,192,590
	Fidelity Advisor Growth	Mutual Fund	(1)	4,038,098
	Janus Fund	Mutual Fund	(1)	10,477,198
	Janus Enterprise	Mutual Fund	(1)	12,672,022
	Janus Mercury	Mutual Fund	(1)	17,446,413
	Janus Overseas	Mutual Fund	(1)	26,220,459
	Laudus Rosenberg International	Mutual Fund	(1)	9,193,834
	Lord Abbett Affiliated Class A	Mutual Fund	(1)	4,609,934
	Lord Abbett Bond Debenture	Mutual Fund	(1)	2,137,319
	Managers Fund Special Equity	Mutual Fund	(1)	5,972,920
*	Marshall & Ilsley Collateral Pool	Money Market Fund	22,739,329	22,739,329
*	Marshall Money Market Fund	Mutual Fund	(1)	456,508
*	Participant Loans (Prime + 1%)	Participant Loans	(1)	7,938,488
	PIMCO Total Return	Mutual Fund	(1)	8,525,674
	Royce Total Return	Mutual Fund	(1)	17,187,687
	Standish Mellon Fixed Income	Mutual Fund	(1)	3,484,975
	T. Rowe Price Mid-cap Growth	Mutual Fund	(1)	20,139,013
	Vanguard Bond Index	Mutual Fund	(1)	17,350,329
	Vanguard Index 500	Mutual Fund	(1)	30,809,880
	Vanguard Value	Mutual Fund	(1)	9,229,230

*                    Indicates a party-in-interest

(1)          In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments.

EXHIBIT INDEX

23.1         Consent of PricewaterhouseCoopers LLP

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934, the trustees (or other persons who administer  the employee  benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DST SYSTEMS, INC. 401(k) PROFIT SHARING PLAN

June 26, 2007	/s/ Kenneth V. Hager
Kenneth V. Hager
Vice President, Chief Financial Officer
and Treasurer